SECURITIES  &  EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     2)
 NAME OF ISSUER:  AMBAC FINANCIAL GROUP, INC
 TITLE OF CLASS OF SECURITIES:  AMBAC FINANCIAL, INC

    UNLESS OTHERWISE NOTED, THE SECURITY BEING REPORTED IS A
    COMMON STOCK
 CUSIP NO.  023139 10 8
 FEE BEING PAID:  NO
  (1) NAMES OF REPORTING PERSONS:  J.P. MORGAN & CO. INCORPORATED
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:  13-2625764
  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (A)
                                                         (B)
  (3) SEC USE ONLY
  (4) CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
           (5) SOLE POWER TO VOTE:              5,685,684   SHARES
           (6) SHARED POWER TO VOTE:               36,032   SHARES
           (7) SOLE POWER TO DISPOSE:           7,147,682   SHARES
           (8) SHARED POWER TO DISPOSE:            54,480   SHARES
  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  7,283,094  SHARES
  (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
  (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   10.416%
  (12) TYPE OF REPORTING PERSON:  HC
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO:        2                                 DATE  DECEMBER 31,1999
FEE BEING PAID:  NO
ITEM 1  (A) NAME OF ISSUER:  AMBAC FINANCIAL INC
ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                              ONE STATE ST PLAZA
                              NEW YORK, NY  10004


ITEM 2  (A) NAME OF PERSON FILING: J.P.MORGAN & CO. INCORPORATED
ITEM 2  (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                              60 WALL STREET
                              NEW YORK,N.Y. 10260
ITEM 2  (C) CITIZENSHIP UNITED STATES
ITEM 2  (D) TITLE OF CLASS OF SECURITIES:
            AMBAC FINANCIAL INC

                 UNLESS OTHERWISE NOTED, SECURITY BEING REPORTED IS A
                 COMMON STOCK.
ITEM 2  (E) CUSIP NO:   023139 10 8
ITEM 3    TYPE OF PERSON:  (G) PARENT HOLDING COMPANY
ITEM 4  (A) AMOUNT BENEFICIALLY OWNED:      7,283,094 SHARES,
              INCLUDING          0  SHARES WHERE THERE IS A RIGHT TO ACQUIRE.
ITEM 4  (B) PERCENT OF CLASS:  10.416
ITEM 4  (C)     (I) SOLE POWER TO VOTE:             5,685,684 SHARES
               (II) SHARED POWER TO VOTE:              36,032 SHARES
              (III) SOLE POWER TO DISPOSE:          7,147,682 SHARES
               (IV) SHARED POWER TO DISPOSE:           54,480 SHARES
ITEM 5    OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:   N/A
ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:


     VIRTUALLY ALL OF OUR ACCOUNTS INVOLVE OUTSIDE PERSONS WHO HAVE THE RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM,OR THE PROCEEDS FROM THE SALE OF, SECURITIES IN SUCH ACCOUNTS WITH RESPECT TO THE CLASS
OF SECURITIES WHICH ARE THE SUBJECT OF THIS REPORT. HOWEVER, NO SUCH PERSON'S RIGHTS RELATE TO MORE THAN FIVE PERCENT OF THE CLASS UNLESS
SUCH PERSON IS IDENTIFIED BELOW.
ITEM 7  IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES:
         MORGAN GUARANTY TRUST COMPANY OF NEW YORK - 3(B) BANK
         J.P. MORGAN INVESTMENT MANAGEMENT, INC. - 3(E) INVESTMENT ADVISOR J.P. MORGAN FLORIDA FEDERAL SAVINGS BANK - 3(E) INVESTMENT ADVISOR
   CERTAIN OF THE SECURITIES COVERED BY THIS REPORT MAY BE OWNED BY NON-QUALIFYING SUBSIDIARIES OF J.P. MORGAN & CO. INCORPORATED, BUT THE AMOUNT SO OWNED DOES NOT EXCEED ONE PERCENT OF THE TOTAL OUTSTANDING SECURITIES OF THE COMPANY AND IT IS NOT PRACTICAL TO OBTAIN ADDITIONAL INFORMATION CONCERNING SUCH SECURITIES
ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           NOT APPLICABLE
ITEM 9  NOTICE OF DISSOLUTION OF THE GROUP:  NOT APPLICABLE
ITEM 10 CERTIFICATION:
   BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.
   AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.
                                        JAMES C.P. BERRY
                                        VICE PRESIDENT